CUSIP NO. 61945R 100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
61945R 100
(CUSIP Number)
Thomas A. Klee, Esq.
55 Bath Crescent Lane
Bloomfield, CT 06002-2156
(860) 242-0004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 13, 2005
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)        Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).
             Francis E. Baker

______________________________________________________________________________
(2)        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)        [  ]
(b)        [  ]
______________________________________________________________________________
(3)        SEC Use Only

______________________________________________________________________________
(4)        Source of Funds (See Instructions): Not Applicable

______________________________________________________________________________
(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

______________________________________________________________________________
(6)        Citizenship or Place of Organization:
             Citizen of United States of America

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Number of Shares            (7)            Sole Voting Power:_____________________________107,036
Beneficially Owned           (8)            Shared Voting Power:________________________________0
By Each Reporting            (9)            Sole Dispositive Power:_________________________135,662
Person With                     (10)            Shared Dispositive Power:____________________________0

______________________________________________________________________________
(11)           Aggregate Amount Beneficially Owned by Each Reporting Person:
                  135,662 Shares

______________________________________________________________________________
(12)           Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions):
______________________________________________________________________________
(13)           Percent of Class Represented by Amount in Row (11): 1.5% (1)

______________________________________________________________________________
(14)           Type of Reporting Person (See Instructions):
                 IN

Note (1).  This figure does not reflect the 4,500,000 shares of Series B Convertible Preferred Stock that are outstanding, are convertible into Common Stock on a one-for-one basis and vote together with the Common Stock on all matters at the rate of 0.81833 votes per share.

CUSIP NO. 61945R 100

            This Amendment No.2 to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D filed by Francis E. Baker on March 4, 2004 (the "Schedule 13D"), as amended October 14, 2004 ("Amendment No. 1").

Item 1.            Security and Issuer.

            This Statement relates to the common stock, par value $.01 per share (the "Common Stock") of Moscow CableCom Corp. (formerly Andersen Group, Inc.), a Delaware corporation (the "Issuer"), whose principal executive offices are located at 405 Park Avenue, Suite 1203, New York, NY 10022.

Item 2.            Identity and Background.

            This Statement is being filed by Francis E. Baker.

            (a)               Name:  Francis E. Baker ("Baker").
            (b)               Business Address:  5 Waterside Crossing, Windsor CT, 06095.
            (c)               Present Principal Occupation: Retired, former Secretary and director of the Issuer.
            (d)               During the past five years, Mr. Baker not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)               During the past five years, Mr. Baker has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Baker was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)                 Citizen of the United States of America.

Item 3.            Source and Amount of Funds or Other Consideration.

            This Amendment No. 2 to Schedule 13D does not report the acquisition of any securities of the Issuer.

Item 4.            Purpose of Transaction.

            Not applicable.

Item 5.            Interest in Securities of the Issuer.

(a)   Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

       Mr. Baker beneficially owns in the aggregate 147,912 shares of Common Stock, or approximately 1.5% of the outstanding shares of Common Stock.

       Note.  This percentage figure does not reflect the 4,500,000 shares of Series B Convertible Preferred Stock that are outstanding, are convertible into Common Stock on a one-for-one basis and vote together with the Common Stock on all matters at the rate of 0.81833 votes per share.

(b)     Sole voting power and sole dispositive power held by Mr. Baker is as follows:.

Sole Power to Vote or Direct the Vote(1)(2)	Sole Power to Dispose or Direct the Disposition(1)(3)
107,036	135,662

            (1)   Includes 1,361 shares of Common Stock that are deemed beneficially owned within the meaning of Rule 13d-3(d)(1) of the Act because such shares may be acquired by Mr. Baker within sixty days of the date of this filing through the exercise of an option, warrant, or right or through the conversion of another security of the Issuer.

            (2)   Excludes 40,876 shares of Common Stock that are subject to the Initial Irrevocable Proxy and the Additional Irrevocable Proxy described in Item 6 below.

            (3)   Includes 40,876 shares of Common Stock as to which Mr. Baker's right to dispose of such shares is limited by reason of the Initial Irrevocable Proxy and the Additional Irrevocable Proxy described in Item 6 below.

(c)      Transactions effected during the past sixty days.

            See Item 6 below.

(d)       No person other than Mr. Baker is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer included in Item 5(a) above.

(e)       Mr. Baker ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on January 13, 2005.

CUSIP NO. 61945R 100

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

COMCOR Voting Agreement.  Mr. Baker, Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR"), Oliver R. Grace, Jr. and the Issuer were parties to a Voting Agreement made and entered into as of February 23, 2004 (the "COMCOR Voting Agreement"), which is attached as Exhibit 2 to the Schedule 13D and incorporated herein by reference.  The COMCOR Voting Agreement was entered in connection with the acquisition by the Issuer on February 24, 2004 of the shares of ZAO ComCor-TV ("CCTV") owned by COMCOR in exchange for 4,000,000 shares of Common Stock of the Issuer.

The COMCOR Voting Agreement terminated on January 13, 2005 pursuant to the Termination Agreement dated August 26, 2004 (the "Termination Agreement"), a copy of which is attached as Exhibit 1 to Amendment No. 1 and which is incorporated herein by reference.  The Termination Agreement provides that if the Financing Transaction, as defined and described under "CNI Voting Agreements" below, is consummated as planned, the COMCOR Voting Agreement will terminate.  The Financing Transactions was consummated on January 13, 2005.

CNI Voting Agreements.  On August 26, 2004, the Issuer and Columbus Nova Investments VIII Ltd., a Bahamian company ("CNI"), entered into a Series B Convertible Preferred Stock Subscription Agreement (the "Series B Subscription Agreement"), a copy of which is attached as Exhibit 2 to Amendment No. 1 and which is incorporated herein by reference.  In order to facilitate the consummation of the transactions contemplated by the Series B Subscription Agreement (the "Financing Transaction"), CNI and Mr. Baker entered into a voting agreement dated August 26, 2004 (the "CNI Voting Agreement") a copy of which are attached as Exhibit 3 to Amendment No. 1 and which is incorporated herein by reference.  The CNI Voting Agreement provided that it will terminate upon the consummation of the Financing Transaction.  The Financing Transaction was consummated on January 13, 2005.

Irrevocable Proxies.  On December 1, 2004, the Issuer and CNI entered Amendment No.1 to the Series B Subscription Agreement, a copy of which is attached as Exhibit 1 to this Amendment No. 2 and which is incorporated herein by reference, to amend the terms of the Series B Convertible Preferred Stock to comply with the rules of the National Association of Securities Dealers, Inc.  Pursuant thereto, Mr. Baker, Oliver R. Grace, Jr. and The Anglo American Security Funds, L.P. (together with Messrs. Grace and Baker, the "Stockholders") granted CNI an irrevocable proxy and power of attorney to vote their shares of the Common Stock (the "Initial Irrevocable Proxy"), a copy of which is attached as Exhibit 2 to this Amendment No. 2 and which is incorporated herein by reference.  The Initial Irrevocable Proxy provides as follows:

CUSIP NO. 61945R 100
  During the term of the Initial Irrevocable Proxy, CNI will have the ability to vote the shares of Common Stock which are subject to the Initial Irrevocable Proxy at any meeting of stockholders or consent action in lieu of a meeting at CNI's sole discretion.

  If at the closing of the Financing Transaction, the aggregate number of votes to which the Series B Preferred Stock is entitled, plus the number of voted represented by shares of Common Stock subject to the Initial Irrevocable Proxy and the Additional Irrevocable Proxy described below granted to CNI exceeds 4,500,000, then the shares subject to the Initial Irrevocable Proxy and the Additional Irrevocable Proxy will be reduced by the excess number of votes on a pro rata basis.

  The Stockholders have agreed, for a period of one year after the closing of the Financing Transaction, not to sell, transfer or otherwise dispose of any of the shares of Common Stock subject to the Initial Irrevocable Proxy, unless the transferee also agrees to be bound by the Initial Irrevocable Proxy.

  During the period from one year after the closing of the Financing Transaction until the expiration of the Initial Irrevocable Proxy, the Stockholders may sell, transfer or otherwise dispose of any of the shares of Common Stock subject to the Initial Irrevocable Proxy, subject to the right of CNI to exercise a right to acquire all such shares proposed to be transferred on the same terms as they are proposed to be transferred to a third party.

  If CNI converts any of its shares of Series B Preferred Stock into Common Stock, the number of shares subject to the Initial Irrevocable Proxy and the Additional Irrevocable Proxy will be reduced by such number of shares of Common Stock having voting power equal to the additional voting power acquired by CNI as a result of such conversion to the extent that the conversion causes CNI to have an aggregate of more than 4,500,000 votes, including the votes under the Initial Irrevocable Proxy and the Additional Irrevocable Proxy, which reduction will be applied pro rata to the Stockholders and those who are a party to the Additional Irrevocable Proxy.

  The Initial Irrevocable Proxy will terminate upon the earlier of (i) four years from the closing of the Financing Transaction, (ii) the conversion by CNI of all its shares of Series B Preferred Stock into Common Stock, (iii) CNI's ownership of the capital stock of the Issuer on a converted basis falling below 10% or (iv) the weighted average closing price for 20 consecutive trading days on NASDAQ of the Common Stock exceeding $15.00.

Although Mr. Baker granted the Initial Irrevocable Proxy with respect to 25,000 shares of Common Stock, in accordance with the terms of the Initial Irrevocable Proxy described above, at the closing of the Financing Transaction the number of shares of Common Stock subject to the Initial Irrevocable Proxy was reduced to 20,438 shares.

In addition, CNI has received an additional irrevocable proxy and power of attorney (the Additional Irrevocable Proxy") from stockholders with respect to 1,000,403 shares of Common Stock, a copy of which is attached as Exhibit 3 to this Amendment No. 2 and which is incorporated herein by reference.  The terms of the Additional Irrevocable Proxy provide as follows:

CUSIP NO. 61945R 100

  During the term of the Additional Irrevocable Proxy, CNI will have the ability to vote the shares of Common Stock which are subject to the Additional Irrevocable Proxy at any meeting of stockholders or consent action in lieu of a meeting at CNI's sole discretion.

  At any time, a stockholder who is a party to the Additional Irrevocable Proxy may sell, transfer or otherwise dispose of any of the shares of Common Stock subject to the Additional Irrevocable Proxy, subject to the right of CNI to exercise a right to acquire all such shares proposed to be transferred on the same terms as they are proposed to be transferred to a third party.

  If CNI converts any of its shares of Series B Stock into Common Stock, the number of shares subject to the Additional Irrevocable Proxy will be reduced by such number of shares of Common Stock having voting power equal to the additional voting power acquired by CNI as a result of such conversion to the extent that the conversion causes CNI to have an aggregate of more than 4,500,000 votes, including the votes under the Initial Irrevocable Proxy and the Additional Irrevocable Proxy, which reduction will be applied pro rata to each stockholder who is a party to the Additional Irrevocable Proxy and the Initial Irrevocable Proxy.

  The Additional Irrevocable Proxy will terminate upon the earlier of (i) January 12, 2009, (ii) the conversion by CNI of all its shares of Series B Stock into shares of Common Stock, (iii) CNI's ownership of the capital stock of the Company on a converted basis falling below 10% or (iv) the weighted-average closing price for 20 consecutive trading days on NASDAQ of the Common Stock exceeding $15.00.

Among the stockholders who have granted the Additional Irrevocable Proxy is Mr. Baker.  Although he granted the Additional Irrevocable Proxy with respect to 25,000 shares of Common Stock, in accordance with the terms of the Additional Irrevocable Proxy described above, at the closing of the Financing Transaction the number of shares of Common Stock subject to the Additional Irrevocable Proxy was reduced to 20,438.

Item 7.             Material to be Filed as Exhibits.

Exhibit 1.          Amendment No. 1 to Series B Convertible Preferred Stock Subscription Agreement dated as of December 1, 2004.

Exhibit 2.          Irrevocable Proxy and Power of Attorney among Columbus Nova Investments VIII Ltd. and each of the persons whose names are set forth on the signature page thereof dated as of December 1, 2004.

Exhibit 3.          Form of Irrevocable Proxy and Power of Attorney between Columbus Nova Investments VIII Ltd. and person whose name is set forth on the signature page thereof dated as of December _, 2004.

CUSIP NO. 61945R 100

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2005

                                                                                                                    /s/ Francis E. Baker
                                                                                                                        Francis E. Baker